                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                               (Amendment No. 1)


                              Cendant Corporation
________________________________________________________________________________
                               (Name of Issuer)


                   CD Common Stock, par value $.01 per share
________________________________________________________________________________
                        (Title of Class of Securities)


                                    151310
        _______________________________________________________________
                                (CUSIP Number)



                            Charles Y. Tanabe, Esq.
                   Senior Vice President and General Counsel
                           Liberty Media Corporation
                           9197 South Peoria Street
                           Englewood, Colorado 80112
                                (720) 875-5400
________________________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               February 16, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 10 Pages)


___________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.     29152510

================================================================================
     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          Liberty Media Corporation
          84-1288730
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [_]

          (b) [X]

--------------------------------------------------------------------------------
     3    SEC USE ONLY


--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS
          BK, 00
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

          ITEM 2(d) or 2(e)                                        [_]

--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                          46,156,979 shares

     NUMBER OF     -------------------------------------------------------------
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY           0
     OWNED BY      -------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING             46,156,979 shares. See Item 3.
      PERSON       -------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,156,979 shares

--------------------------------------------------------------------------------
     12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 6.33%. See Item 5.
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON
          CO
================================================================================

                              Page 2  of 10 Pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                               (Amendment No. 1)

                                 Statement of

                           LIBERTY MEDIA CORPORATION

       Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                in respect of

                              Cendant Corporation

Amendment No. 1 to Schedule 13D

         Liberty Media Corporation, a Delaware corporation ("Liberty" or the "Reporting Person"), hereby amends and supplements its Statement on Schedule 13D as originally filed by Liberty on February 18, 2000 (the "Original Statement"), with respect to the common stock, par value $.01 per share ("Common Stock"), of Cendant Corporation, a Delaware corporation (the "Issuer"). Unless otherwise indicated herein, each capitalized term used but not defined herein has the meaning assigned thereto in the Original Statement.

Item 1.         Security and Issuer.

         Item 1 of the Original Statement is hereby amended and supplemented by adding the following information thereto:

         According to reports filed by the Issuer with the Securities and Exchange Commission (the "SEC"), in March 2000 the Issuer reclassified its Common Stock into shares of "CD common stock" and "move.com common stock." The move.com common stock is intended to track the performance of the Issuer's new "Move.com Group." The Issuer's previously existing common stock was reclassified as CD common stock, and is intended to track the performance of the Issuer's businesses that are not included in the Move.com Group and a retained interest in the Move.com Group. All of the shares beneficially owned by Liberty to which this Schedule 13D relates are CD common stock, and all references to "Common Stock" herein and, as to periods subsequent to such reclassification, in the Original Statement are to shares of the Issuer's CD common stock.

                              Page 3 of 10 Pages

Item 2.       Identity and Background.

     Item 2 of the Original Statement is hereby amended and supplemented by adding the following information thereto:

     The reporting person is Liberty Media Corporation whose principal business address is 9197 South Peoria Street, Englewood, Colorado 80112.

     Following the AT&T Merger, AT&T transferred from the AT&T Common Stock Group to a new "AT&T Wireless Group" AT&T's wireless operations and assets. The AT&T Common Stock Group now consists of all of the assets and businesses of AT&T other than those included in the Liberty Media Group and the AT&T Wireless Group.

     On March 10, 2000, in connection with certain restructuring transactions, TCI was converted into a Delaware limited liability company, of which AT&T is the sole member, and renamed AT&T Broadband, LLC ("AT&T Broadband"). AT&T Broadband's principal business address is 9197 South Peoria Street, Englewood, Colorado 80112. AT&T Broadband is principally engaged through its subsidiaries and affiliates in the acquisition, development and operation of cable television systems throughout the United States.

Item 3.       Source and Amount of Funds or Other Consideration.

         Item 3 of the Original Statement is hereby amended and supplemented by adding the following three paragraphs at the end thereof:

         On November 16, 2000, Liberty CNDT entered into a Purchase Agreement (the "Cash/Stock Purchase Agreement") with the Issuer pursuant to which Liberty CNDT purchased 4,051,864 shares of Common Stock from the Issuer for cash consideration of $50 million. Also on November 16, 2000, Liberty CNDT entered into a separate Purchase Agreement (the "Warrant/Stock Purchase Agreement") with the Issuer and Cendant Stock Corporation, a Delaware corporation and a wholly owned subsidiary of the Issuer ("Cendant Stock"). Pursuant to the Warrant/Stock Purchase Agreement, Liberty CNDT surrendered to Cendant Stock the Warrant acquired by Liberty on February 7, 2000 pursuant to the Stock Purchase Agreement in exchange for 2,346,515 shares of Common Stock. The Warrant had entitled the holder to purchase up to 28,956,000 shares of Cendant Common Stock at an exercise price of $23.00 per share. The foregoing summary of the terms of the Cash/Stock Purchase Agreement and the Warrant/Stock Purchase Agreement are qualified in their entirety by reference to the full texts of those agreements, which are included as Exhibit 7(e) and Exhibit 7(f) to this Statement, respectively, and are incorporated herein by reference thereto.

         Also on November 16, 2000, Liberty purchased an additional 19,800,000 shares of Common Stock from Lehman Brothers, Inc. ("Lehman") for $206,662,500 cash. At the same time, Liberty sold a call to, and purchased a put from, Lehman Brothers Finance S.A. ("Lehman Finance"), an affiliate of Lehman, with respect to an identical notional number of shares of Common Stock (the "Collar"). Liberty presently intends to settle its obligations to Lehman Finance under the Collar through physical delivery of shares of Common Stock. The put and call each have strike prices of $10.4375 per share, and each has an expiration date of May 17, 2001. Liberty's obligations under the Collar are secured by a pledge of the 19,800,000 shares of Common Stock that it acquired from Lehman. Prior to an event of default with respect to the pledge, Liberty has sole voting power with respect to the shares of Common Stock subject to the pledge.

                               Page 4 of 10 Pages

         Of the cash consideration paid by Liberty and Liberty CNDT pursuant to the foregoing transactions, $250,000,000 was borrowed by Liberty pursuant to pre-existing bid lines with commercial banks and the remaining $6,662,500 was obtained from Liberty's cash reserves. Liberty's borrowings were made with the following commercial banks:

                           Commercial Bank                 Amount of Borrowing
                           ---------------                 -------------------
              The Bank of New York                       $ 10,000,000.00

              Credit Lynonnais, New York Branch          $125,000,000.00

              The Toronto-Dominion Bank                  $ 25,000,000.00
                                                         ---------------

                                                         $250,000,000.00
                                                         ===============


Item 4.       Purpose of Transaction.

         Item 4 of the Original Statement is hereby amended and supplemented by adding the following information thereto:

         The Reporting Person continues to hold its interest in the Issuer for investment purposes. In addition, the 19,800,000 shares of Common Stock purchased by Liberty from Lehman were acquired for the purpose of entering into the Collar with Lehman Finance. Liberty intends to physically settle its obligations to Lehman Finance under the Collar with shares of Common Stock when the Collar expires on May 17, 2001.

         Dr. John C. Malone, the Chairman of the Reporting Person, is a member of the Board of Directors of the Issuer.

Item 5.       Interest in Securities of the Issuer.

         Item 5 of the Original Statement is hereby amended and supplemented by adding the following information thereto

         (a)  After giving effect to the purchases and dispositions described in
Item 3 above, Liberty beneficially owns through its subsidiary, Liberty CNDT, 46,156,979 shares of Common Stock. According to the Issuer's Quarterly Report on Form 10-Q for its quarter ended September 30, 2000, there were 728,958,000 shares of Common Stock issued and outstanding as of October 31, 2000. Based on such 728,958,000 shares, the 46,156,979 shares beneficially owned by the Reporting Person represents 6.33% of such issued and outstanding shares of Common Stock.

         Dr. Malone receives a $40,000 annual retainer from the Issuer as a non-employee director of the Issuer. The retainer, which is paid quarterly, is paid in shares of Common Stock. As of November 22, 2000, Dr. Malone had received 1,783 shares of Common Stock pursuant to this arrangement.


         Mr. Gary S. Howard, the Executive Vice President, Chief Operating Officer and a director of Liberty, beneficially owns 7,500 shares of Common Stock.

         Mr. Peter Zolintakis, a Senior Vice President of Liberty, beneficially owns 1,000 shares of Common Stock and has written call options on an equal number of shares of Common Stock at a strike price of $17.50 per share, expiring January 20, 2001.

         Except as described above and in the Original Statement, to the knowledge of the Reporting Person, none of the Schedule 1 Persons and none of the Schedule 2 Persons beneficially owns any shares of Common Stock.

                              Page 5 of 10 Pages

         (b) Each of Liberty, Dr. Malone, Mr. Howard and Mr. Zolintakis has the sole power to vote or to direct the voting, and the sole power to dispose of or to direct the disposition of, the shares of Common Stock beneficially owned by it or him.

         (c) Dr. Malone received 922 shares of Common Stock from the Issuer on October 4, 2000, pursuant to the non-employee director annual retainer arrangement described above. Except for the shares received by Dr. Malone, and the acquisitions and dispositions described in Item 3 above, no transactions in the shares of Common Stock have been effected by the Reporting Person or, to the knowledge of the Reporting Person, by any of the Schedule 1 Persons or Schedule 2 Persons during the past 60 days.

         (d)  None.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 of the Original Statement is hereby amended and supplemented by adding the following information thereto

         Under the terms of the Warrant/Stock Purchase Agreement, the Issuer has agreed to prepare and file with the SEC, and cause to become effective, a registration statement on Form S-3 for the resale of the 2,346,515 shares of Common Stock acquired by Liberty CNDT from Cendant Stock in exchange for the Warrant. Except for the foregoing and except as described in Items 3 and 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any other person with respect to any securities of the Issuer.

Item 7.       Materials to be Filed as Exhibits.

         Item 7 of the Original Statement is hereby amended by adding the following Exhibits thereto:

Exhibit No.   Exhibit
-----------   -------

7(e) Purchase Agreement, dated as of November 16, 2000, between Liberty CNDT and the Issuer.


7(f) Purchase Agreement, dated as of November 16, 2000, among Liberty CNDT, the Issuer and Cendant Stock.

                              Page 6 of 10 Pages

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2000



                                           LIBERTY MEDIA CORPORATION





                                           By:  /s/ Charles Y. Tanabe
                                              --------------------------
                                                Name: Charles Y. Tanabe

                                                Title: Senior Vice President

                              Page 7 of 10 Pages

Schedule 1 of the Original Statement is hereby amended to read in its entirety as follows:

                                  SCHEDULE 1

                       DIRECTORS AND EXECUTIVE OFFICERS

                                      OF

                           LIBERTY MEDIA CORPORATION

                                  SCHEDULE 1

                       DIRECTORS AND EXECUTIVE OFFICERS

                                      OF

                           LIBERTY MEDIA CORPORATION

         The name and present principal occupation of each director and executive officer of Liberty Media Corporation are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 9197 South Peoria Street, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name                     Principal Occupation
----                     --------------------
John C. Malone           Chairman of the Board and Director of Liberty; Director
                         of AT&T Corp.
Robert R. Bennett        President, Chief Executive Officer and Director of
                         Liberty
Gary S. Howard           Executive Vice President, Chief Operating Officer and
                         Director of Liberty
Paul A. Gould            Director of Liberty; Managing Director of Allen &
                         Company Incorporated
Harold R. Handler        Director of Liberty, Of Counsel with Simpson Thacher &
                         Bartlett
Jerome H. Kern           Director of Liberty; Chairman of the Board and Chief
                         Executive Officer of On Command Corporation
Frank J. Macchiarola     Director of Liberty, President of Saint Francis College
Michael T. Ricks         Director of Liberty; Vice President, Treasury, of
                         Telseon, Inc.

                              Page 8 of 10 Pages

Name                         Principal Occupation
----                         --------------------
Larry E. Romrell             Director of Liberty; Consultant to AT&T
                             Broadband, LLC (f/k/a Tele-Communications, Inc.)
Vivian J. Carr               Senior Vice President and Secretary of Liberty
William R. Fitzgerald        Senior Vice President of Liberty
David J.A. Flowers           Senior Vice President and Treasurer of Liberty
David B. Koff                Senior Vice President and Assistant Secretary of
                             Liberty
Elizabeth M. Markowski       Senior Vice President of Liberty
Charles Y. Tanabe            Senior Vice President, General Counsel and
                             Assistant Secretary of Liberty
Carl E. Vogel                Senior Vice President of Liberty
Peter Zolintakis             Senior Vice President of Liberty
Christopher W. Shean         Vice President and Controller of Liberty

                              Page 9 of 10 Pages

                                 EXHIBIT INDEX

Exhibit No.      Exhibit
-----------      -------
7(e)             Purchase Agreement, dated as of November 16, 2000, between
                 Liberty CNDT and the Issuer,

7(f) Purchase Agreement, dated as of November 16, 2000, among Liberty CNDT, the Issuer and Cendant Stock.

                              Page 10 of 10 Pages